Dreyfus Strategic Municipals, Inc.

SEMIANNUAL REPORT March 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Dreyfus Strategic Municipals, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Strategic Municipals, Inc., covering the six-month period from October 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging periods for municipal bond investors in recent memory. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. The municipal bond markets have been further pressured by major bond insurers, which presently still face potential rating downgrades, making their ability to continue to do business unlikely. Particularly hard-hit were lower-rated municipal bonds and those carrying third-party insurance from such independent bond insurers.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2007, through March 31, 2008, as provided by W. Michael Petty, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended March 31, 2008, Dreyfus Strategic Municipals achieved a total return of –2.38% (on a net asset value basis).[1] During the same period, the fund provided income dividends of $0.252 per share, which is equal to a distribution rate of 5.92%.[2]

Municipal bonds suffered along with many other asset classes as a fixed-income credit crisis and U.S. economic slowdown intensified during the reporting period. While the fund's performance was affected by these challenging market conditions, a defensive investment posture, including a relatively short average duration, helped protect it from the full brunt of market volatility.

The Fund's Investment Approach

The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Under normal market conditions, the fund invests at least 80% of its net assets in municipal obligations. Generally, the fund invests at least 50% of its net assets in municipal bonds considered investment grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and in the two highest-rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having or deemed to have maturities of less than one year.

To this end, we have constructed a portfolio derived from seeking income opportunities through analysis of each bond's structure, including paying close attention to each bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds, as opportunities arise, with investments consistent with the fund's investment policies. When we believe an opportunity exists, we also may seek to upgrade the portfolio's investments with newly issued bonds that, in our opinion, have better structural or income characteristics than existing holdings.

Municipal Bonds Suffered in the Credit Crisis

The reporting period began amid a credit crisis originating in the sub-prime mortgage market, where an unexpectedly high number of homeowners defaulted on their loans. This development sent shockwaves throughout the financial markets as investors reassessed their attitudes toward risk. The sub-prime meltdown produced massive losses among bond insurers. Because many of these companies had written insurance on both mortgage-backed securities and municipal bonds, municipal bond investors responded negatively when insurers came under financial pressure.

The effects of the credit crisis were exacerbated by slower economic growth as declining housing prices, soaring energy costs and a softer job market put pressure on consumer spending. Aggressive reductions of short-term interest rates by the Federal Reserve Board and a fiscal stimulus package from Congress have not yet forestalled further economic deterioration. The economic slowdown also led to concerns that states and municipalities may soon face greater fiscal pressures.

Defensive Positioning Supported Fund Performance

In this turbulent market environment, we set the fund's average duration — a measure of sensitivity to changing interest rates — in a position we considered shorter than industry averages, which helped protect the fund from heightened market volatility and enabled it to participate more fully in relative strength in the intermediate-term part of the market's maturity range. While the fund invested in a number of bonds with third-party insurance, relatively few of its holdings carried insurance from the more troubled bond insurers. Finally, the fund benefited from a higher-than-usual cash balance, which we deployed into short-term tax-exempt instruments such as variable rate demand notes and auction-rate securities, which offered generous yields due to temporary supply-and-demand imbalances.

While the fund's holdings of lower-rated, corporate-backed and tobacco-related municipal bonds were hurt by selling pressure during the "flight to quality" among investors, our bond selection strategy's unwavering focus on credit research enabled the fund to avoid the full brunt of weakness affecting bonds issued by many economically sensitive companies.

On the other hand, the fund's leveraging strategy was impacted during the latter part of the reporting period. The fund has issued preferred shares on which dividend rates are periodically reset through auctions. During the latter part of the reporting period, these auctions failed to attract enough bidders, and the rate paid to preferred shareholders was consequently reset based on a reference rate as provided in the fund's initial public offering documents. The short-term rate paid to the preferred shareholders during the reporting period did not affect the dividends paid to the fund's common shareholders.

Maintaining Caution in a Distressed Market

As of the reporting period's end, the financial markets have remained unsettled, and economic conditions have continued to falter. Therefore, we currently intend to maintain a defensive investment posture. While we have begun to identify fundamentally sound municipal bonds that may have been punished too severely, we have held off on purchasing them until we see clearer signs that the worst of the downturn is behind us.

April 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until October 31, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

STATEMENT OF INVESTMENTS

March 31, 2008 (Unaudited)

Long-Term Municipal Investments—159.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—1.6%				
Houston County Health Care Authority, GO (Insured; AMBAC)	6.25	10/1/09	8,000,000 [a]	8,584,400
Alaska—.8%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.00	6/1/49	4,000,000	4,053,000
Arizona—3.2%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.10	10/1/22	3,000,000	2,598,510
Maricopa County Pollution Control Corporation, PCR (Public Service Company of New Mexico Palo Verde Project)	5.75	11/1/22	6,000,000	5,801,520
Navajo County Industrial Development Authority, IDR (Stone Container Corporation Project)	7.40	4/1/26	1,585,000	1,584,889
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 [a]	6,695,940
Arkansas—.5%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,420,000	2,493,471
California—13.3%				
California, GO	5.25	4/1/34	5,000	5,025
California, GO (Various Purpose)	5.50	4/1/14	3,385,000 [a]	3,839,572
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	7,475,000	6,496,149
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/34	9,900,000	9,297,090

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Company Project)	6.88	11/1/27	2,000,000	1,999,880
California Public Works Board, LR Department of General Services (Butterfield State Office Complex)	5.25	6/1/30	5,000,000	5,005,550
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	2,000,000	2,039,900
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC)	5.00	6/1/38	15,000,000 [b]	14,654,100
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	8,100,000 [a]	9,774,270
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	2,000,000 [a]	2,422,380
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	5,775,000	4,839,334
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	7,050,000	6,248,274
San Francisco Bay Area Rapid Transit District, GO	5.00	8/1/32	3,000,000	3,029,460
Colorado—4.7%				
Beacon Point Metropolitan District, GO	6.25	12/1/35	2,000,000	1,702,740

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,000,000	2,638,230
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,645,000	1,756,301
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.75	10/1/32	5,000,000	4,070,700
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	10,750,000 [a]	12,149,758
Southlands Metropolitan District Number 1, GO	7.13	12/1/14	2,000,000 [a]	2,439,060
Florida—4.4%				
Florida Housing Finance Corporation, Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	5,000	5,091
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,500,000	3,376,030
Municipal Securities Trust Certificates (Florida Housing Finance Corporation, Housing Revenue—Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	12,375,000 [c,d]	12,599,359
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 [a]	48,025
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	1,996,954
Orlando, Senior Tourist Development Tax Revenue (6th Cent Contract Payments) (Insured; Assured Guaranty)	5.25	11/1/38	5,000,000	4,962,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia–2.2%				
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,590,485
Fulton County Development Authority, Revenue (Georgia Tech North Avenue Apartments Project) (Insured; XLCA)	5.00	6/1/32	2,500,000	2,424,775
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,403,730
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/14	2,000,000 [a]	2,335,100
Hawaii–.4%				
Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corporation)	10.13	12/1/10	2,000,000	1,992,540
Idaho–.6%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	3,250,000	3,269,403
Illinois–10.8%				
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 [a]	15,909,058
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	2,445,000	2,490,428
Chicago, Wastewater Transmission Revenue (Insured; MBIA)	6.00	1/1/10	3,000,000 [a]	3,219,900
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	5,000,000	3,370,700

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	4,953,150
Illinois Educational Facilities Authority, Revenue (University of Chicago) (Insured; MBIA)	5.13	7/1/08	5,000 [a]	5,092
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	4,020,000 [a]	4,391,810
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,730,000 [a]	8,287,178
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	4,950,000 [a]	5,372,928
Lombard Public Facilities Corporation, Conference Center and Hotel First Tier Revenue	7.13	1/1/36	3,500,000	3,515,960
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) (Insured; MBIA)	5.25	6/15/42	5,325,000	5,356,098
Indiana−2.2%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,500,000 [a]	7,168,785
Petersburg, SWDR (Indianapolis Power and Light Company Project)	6.38	11/1/29	4,150,000	4,218,683
Kansas−6.1%				
Kansas Development Finance Authority, Health Facilities Revenue (Sisters of Charity of Leavenworth Health Services Corporation)	6.25	12/1/28	3,000,000	3,158,400
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.25	12/1/38	3,805,000	3,859,868

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kansas (continued)				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.30	12/1/32	3,950,000	4,013,556
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.45	12/1/33	8,055,000	8,445,345
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	2,210,000	2,300,964
Wichita, Hospital Facilities Improvement Revenue (Via Christi Health System Inc.)	6.25	11/15/24	10,000,000	10,414,300
Kentucky−2.3%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	2,000,000	2,063,720
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	2,370,000	2,441,953
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.38	11/20/35	1,805,000	1,821,624
Ohio County, PCR (Big Rivers Electric Corporation Project) (Insured; AMBAC)	12.00	10/1/22	6,000,000 e	6,000,000
Louisiana−1.7%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	2,982,000	2,652,310

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	5,000,000	4,794,650
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,405,000	1,405,787
Maine−.5%				
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,865,285
Maryland−1.9%				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	5.75	9/1/37	2,430,000	2,526,422
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,500,000	3,871,035
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 [a]	3,509,880
Massachusetts−2.6%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	1,700,000 [a]	2,061,981
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/11	4,815,000 [a]	5,324,812
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	185,000	189,717
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	5,985,780

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—7.3%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,285,545
Detroit School District, School Building and Site Improvement Bonds (GO–Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	6,930,000	6,945,107
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	5,781,869
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	3,006,570
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	6.13	11/15/09	5,000,000 [a]	5,366,350
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	2,914,860
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	12,900,000	12,208,173
Minnesota—6.7%				
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.15	12/1/38	2,455,490	2,424,403
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	4,830,351	4,890,875
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,176,500
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.25	10/1/47	5,265,000	5,163,701

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota (continued)				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	1,964,660
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	5,500,000	5,324,495
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	2,000,000	1,875,900
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	3,000,000 [a]	3,144,840
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/26	5,000,000	5,140,850
Mississippi—3.6%				
Clairborne County, PCR (System Energy Resources, Inc. Project)	6.20	2/1/26	4,545,000	4,572,406
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	14,310,000	14,106,226
Missouri—2.9%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	1,888,800
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.50	12/1/32	4,500,000	4,198,140
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	1,929,020

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri (continued)				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 [a]	7,459,763
Montana—.2%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,200,000	1,237,212
Nevada—2.9%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	2,482,080
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	12,000,000 [a]	12,846,120
New Hampshire—2.7%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	7,148,680
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,045,890
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	1,009,370
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,000,000	5,063,300
New Jersey—3.2%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	5,500,000	5,249,200
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.00	9/1/37	2,235,000	2,243,225

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	3,000,000	2,653,650
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,640,000 [a]	6,717,973
New Mexico−1.3%				
Farmington, PCR (Tucson Electric Power Company San Juan Project)	6.95	10/1/20	4,000,000	4,039,520
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,120,000	1,138,491
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,365,000	1,435,379
New York−4.6%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,275,000	3,312,663
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	2,943,780
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series)	4.75	4/15/37	8,000,000	7,198,640
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Insured; AMBAC)	5.25	6/1/21	5,000,000	5,124,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,303,416
North Carolina–2.1%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	3,000,000	2,496,180
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	3,485,000	3,487,196
University of North Carolina Board of Governors of the University of North Carolina at Chapel Hill, General Revenue	5.00	12/1/34	5,000,000	5,021,800
North Dakota–.2%				
North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	765,000	787,483
Ohio–10.9%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	25,500,000	24,735,000
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO–Unlimited Tax) (Insured; MBIA)	0.00	12/1/29	3,955,000	1,206,354
Canal Winchester Local School District, School Facilities Construction and Improvement and Advance Refunding Bonds (GO–Unlimited Tax) (Insured; MBIA)	0.00	12/1/31	3,955,000	1,080,110
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	4,650,000	4,536,958
Cuyahoga County, Revenue	6.00	1/1/32	750,000	770,160
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	7,555,000	6,600,048

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Ohio Air Quality Development Authority, PCR (FirstEnergy Generation Corporation Project) (Insured; AMBAC)	10.24	8/1/20	12,000,000 e	12,000,000
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	3,000,000	2,598,600
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	3,700,000	3,664,665
Oklahoma−2.8%				
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	1,005,000	1,023,603
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	735,000	759,321
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	5,160,000 a	5,482,139
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	7,070,000 a	7,511,380
Pennsylvania−4.8%				
Dauphin County General Authority, Health System Revenue (Pinnacle Health System Project) (Insured; FSA)	7.87	8/15/34	12,000,000 e	12,000,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,505,050
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	9,310,000	8,614,357

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/31	2,500,000	2,293,550
South Carolina—4.3%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	5,000 a	5,625
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	20,020,000 a,c,d	22,522,700
Tennessee—3.5%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	5,000,000 a	6,011,050
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/12	3,000,000 a	3,606,630
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	10,000,000	8,929,000
Texas—18.3%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	4,000,000 a	4,417,200
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	10,630,000	7,646,478

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Revenue (Insured; MBIA)	6.25	11/1/28	3,000,000 [b]	3,003,360
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	6,000,000	5,270,880
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 [a]	9,503,680
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	4,861,882
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	3,707,242
North Texas Tollway Authority, System Revenue	5.75	1/1/40	20,000,000 [b]	20,057,200
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	11,300,000	10,400,633
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	6,230,220
Texas Affordable Housing Corporation, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.85	4/1/41	6,995,000	7,302,360
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.79	7/2/24	900,000 [f]	969,309

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	7,331,673
Tyler Health Facilities Development Corporation, HR, Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.25	11/1/32	5,500,000	4,709,375
Vermont−.2%				
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	910,000	923,914
Virginia−2.3%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 [a]	11,479,230
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	400,000	420,824
Washington−3.7%				
Seattle, Water System Revenue (Insured; FGIC)	6.00	7/1/09	10,000,000 [a]	10,625,300
Washington Health Care Facilities Authority, Revenue (Kadlec Medical Center) (Insured; Assured Guaranty)	5.00	12/1/30	2,000,000	1,960,000
Washington Higher Education Facilities Authority, Revenue (Seattle University Project) (Insured; AMBAC)	5.25	11/1/37	6,730,000	6,825,835

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia—1.3%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	5,000,000	4,666,700
West Virginia Water Development Authority, Water Development Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,298,848
Wisconsin—8.0%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	11,680,000 c,d	11,723,391
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	22,995,000	23,591,030
Madison, IDR (Madison Gas and Electric Company Projects)	5.88	10/1/34	2,390,000	2,436,462
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	4,000,000	4,093,640
Wyoming—.8%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	4,500,000	4,086,720
U.S. Related—1.4%				
Guam Housing Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (Collateralized; FHLMC)	5.75	9/1/31	965,000	970,896
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	6,000,000 a	6,538,740
Total Long-Term Municipal Investments (cost $834,650,092)				**838,454,377**

Short-Term Municipal Investments—.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts—.4%				
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	8.00	4/7/08	1,900,000 [g]	1,900,000
Pennsylvania—.5%				
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	10.00	4/7/08	2,600,000 [g]	2,600,000
Total Short-Term Municipal Investments (cost $4,500,000)				**4,500,000**

Total Investments (cost $839,150,092)	**160.7%**	**842,954,377**
Liabilities, Less Cash and Receivables	**(6.4%)**	**(33,330,887)**
Preferred Stock, at redemption value	**(54.3%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders	**100.0%**	**524,623,490**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $46,845,450 or 8.9% of net assets applicable to Common Shareholders.*

d *Collateral for floating rate borrowings.*

e *Variable rate security—interest rate subject to periodic change.*

f *Inverse floater security—the interest rate is subject to change periodically.*

g *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	38.5
AA		Aa		AA	7.7
A		A		A	12.0
BBB		Baa		BBB	21.8
BB		Ba		BB	3.6
B		B		B	4.5
CCC		Caa		CCC	1.3
F1		MIG1/P1		SP1/A1	.5
Not Rated[h]		Not Rated[h]		Not Rated[h]	10.1
					100.0

[†] *Based on total investments.*

[h] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	839,150,092	842,954,377
Cash		677,739
Interest receivable		14,915,567
Receivable for investment securities sold		14,351,750
Prepaid expenses		64,755
		872,964,188
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		514,285
Payable for investment securities purchased		38,283,200
Payable for floating rate notes issued–Note 4		24,100,000
Interest and related expenses payable		219,363
Dividends payable to Preferred Shareholders		80,673
Administrative services fees		6,358
Commissions payable		2,500
Accrued expenses		134,319
		63,340,698
Auction Preferred Stock, Series M,T,W,Th and F, par value $.001 per share (11,400 shares issued and outstanding at $25,000 per share liquidation preference)–Note 1		285,000,000
Net Assets applicable to Common Shareholders ($)		**524,623,490**
Composition of Net Assets ($):		
Common Stock, par value $.001 per share (60,720,834 shares issued and outstanding)		60,721
Paid-in capital		572,562,344
Accumulated undistributed investment income–net		579,684
Accumulated net realized gain (loss) on investments		(52,383,544)
Accumulated net unrealized appreciation (depreciation) on investments		3,804,285
Net Assets applicable to Common Shareholders ($)		**524,623,490**
Shares Outstanding		
(500 million shares authorized)		60,720,834
Net Asset Value, per share of Common Stock ($)		**8.64**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**24,324,315**
Expenses:	
Management fee–Note 3(a)	3,107,756
Interest and related expenses	531,144
Commission fees–Note 1	363,594
Custodian fees–Note 3(b)	70,929
Shareholder servicing costs–Note 3(b)	53,643
Shareholders' reports	39,817
Professional fees	39,057
Directors' fees and expenses–Note 3(c)	32,757
Registration fees	31,274
Administration service fee	15,000
Interest expense–Note 2	1,743
Miscellaneous	42,129
Total Expenses	**4,328,843**
Less–reduction in management fee due to undertaking–Note 3(a)	(414,367)
Less–reduction in fees due to earnings credits–Note 1(b)	(7,673)
Net Expenses	**3,906,803**
Investment Income–Net	**20,417,512**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(4,929,681)
Net unrealized appreciation (depreciation) on investments	(23,798,220)
Net Realized and Unrealized Gain (Loss) on Investments	**(28,727,901)**
Dividends on Preferred Stock	**(5,362,739)**
Net (Decrease) in Net Assets Resulting from Operations	**(13,673,128)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007
Operations ($):		
Investment income–net	20,417,512	41,967,516
Net realized gain (loss) on investments	(4,929,681)	5,886,541
Net unrealized appreciation (depreciation) on investments	(23,798,220)	(28,062,142)
Dividends on Preferred Stocks	(5,362,739)	(10,268,700)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(13,673,128)**	**9,523,215**
Dividends to Common Shareholders from ($):		
Investment income–net	**(15,301,649)**	**(30,564,302)**
Capital Stock Transactions ($):		
Dividends reinvested	**–**	**1,248,316**
Total Increase (Decrease) in Net Assets	**(28,974,777)**	**(19,792,771)**
Net Assets ($):		
Beginning of Period	553,598,267	573,391,038
End of Period	**524,623,490**	**553,598,267**
Undistributed investment income–net	579,684	826,560
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**–**	**132,203**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	9.12	9.46	9.38	9.18	9.14	9.37
Investment Operations:						
Investment income−net a	.34	.69	.66	.66	.63	.71
Net realized and unrealized gain (loss) on investments	(.48)	(.36)	.09	.21	.12	(.15)
Dividends on Preferred Stock from investment income−net	(.09)	(.17)	(.15)	(.10)	(.06)	(.07)
Total from Investment Operations	(.23)	.16	.60	.77	.69	.49
Distributions to Common Shareholders:						
Dividends from investment income−net	(.25)	(.50)	(.52)	(.57)	(.65)	(.72)
Net asset value, end of period	8.64	9.12	9.46	9.38	9.18	9.14
Market value, end of period	8.51	8.74	9.18	8.87	8.86	9.38
Total Return (%) b	.23 c	.46	9.74	6.87	1.55	.33

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets applicable to Common Stock[d]	1.59[e]	1.63	1.55	1.47	1.43	1.48
Ratio of net expenses to average net assets applicable to Common Stock[d]	1.44[e]	1.48	1.40	1.33	1.43	1.48
Ratio of net investment income to average net assets applicable to Common Stock[d]	7.51[e]	7.38	7.15	7.03	6.97	7.86
Ratio of total expenses to total average net assets	1.04[e]	1.09	1.03	.98	.94	.97
Ratio of net expenses to total average net assets	.94[e]	.99	.93	.89	.94	.97
Ratio of net investment income to total average net assets	4.93[e]	4.92	4.75	4.67	4.59	5.15
Portfolio Turnover Rate	30.29[c]	34.75	31.44	27.96	27.31	54.79
Asset coverage of Preferred Stock, end of period	284	294	301	299	295	293
Net Assets net of Preferred Stock, end of period ($ x 1,000)	524,623	553,598	573,391	568,264	556,235	549,676
Preferred Stock Outstanding, end of period ($ x 1,000)	285,000	285,000	285,000	285,000	285,000	285,000

[a] *Based on average shares outstanding at each month end.*

[b] *Calculated based on market value.*

[c] *Not annualized.*

[d] *Does not reflect the effect of dividends to Preferred Stockholders.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Strategic Municipals, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. The fund's Common Stock trades on the New York Stock Exchange under the ticker symbol LEO.

The fund has outstanding 2,280 shares of Series M, Series T, Series W, Series TH and Series F for a total of 11,400 shares of Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Robin A. Melvin and John E. Zuccotti as directors to be elected by the holders of APS.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service"). Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders of Common Stock ("Common Shareholders(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On March 28, 2008, the Board of Directors declared a cash dividend of $.042 per share from investment income-net, payable on April 30, 2008 to Common Shareholders of record as of the close of business on April 11, 2008.

(d) Dividends to shareholders of APS: Dividends, which are cumulative, are generally reset every 7 days for each Series of APS pursuant to a process specified in related fund charter documents. Dividends rates as of March 31, 2008 for each Series of APS were as follows: Series M-3.30%, Series T-3.23%, Series W-3.23%, Series TH-3.23% and Series F-3.23%. These rates reflect the "maximum rates" under the governing instruments as a result of "failed auctions" in which sufficient clearing bids are not received.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended September 30, 2007 remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $46,840,783 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2007. If not applied, $19,582,677 of the carryover expires in fiscal 2011 and $27,258,106 expires in fiscal 2012.

The tax characters of distributions paid to shareholders during the fiscal year ended September 30, 2007 were as follows: tax exempt income $40,833,002. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended March 31, 2008 was approximately $30,800 with a related weighted average annualized interest rate of 4.67%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average weekly net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes, interest on borrowings, brokerage and extraordinary expenses, in any full fiscal year exceed the lesser of (1) the expense limitation of any state having jurisdiction over the fund or (2) 2% of the first $10 million, 1½% of the next $20 million and 1% of the excess over $30 million of the average value of the fund's net assets. The Manager has undertaken for the period from October 1, 2007 through October 31, 2008, to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The reduction in management fee, pursuant to the undertaking, amounted to $414,367 during the period ended March 31, 2008.

(b) The fund compensates Mellon Trust of New England, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services to the fund. During the period ended March 31, 2008, the fund was charged $70,929 pursuant to the custody agreement.

The fund compensates The Bank of New York under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $53,643 pursuant to the transfer agency agreement.

During the period ended March 31, 2008, the fund was charged $2,709 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $515,406, custodian fees $41,963, transfer agency fees $22,928 and chief compliance officer fees $2,709, which are offset against an expense reimbursement currently in effect in the amount of $68,721.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $297,524,487 and $253,389,233, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

At March 31, 2008, accumulated net unrealized appreciation on investments was $3,804,285, consisting of $28,493,387 gross unrealized appreciation and $24,689,102 gross unrealized depreciation.

At March 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a Meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory services, and the fund's separate Administration Agreement, pursuant to which the Manager provides the fund with administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives noted the fund's closed-end structure, the relationships the Manager has with various intermediaries, the different needs of each intermediary, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to fund shareholders. The Board noted the fund's asset size and considered that a closed-end fund is not subject to the inflows and outflows of assets as an open-end fund would be that would increase or decrease its asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable "leveraged" funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance on an net asset value and market price basis, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns at net asset value to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group and Expense Universe medians. The Board noted the undertaking in effect by the Manager over the past year to waive receipt of .10% of the fund's management fee and the Manager's commitment to continue such waiver through October 31, 2008.

With respect to the fund's performance on a net asset value basis, the Board noted that the fund's total return performance was higher than the Performance Group and Performance Universe medians for each reported time period up to 5 years (and at the Performance Group median for the 10-year period), including achieving the top ranking in the Performance Group for the 5-year period. On a yield performance basis, the Board noted that the fund's 1-year yields for the past 10 annual periods were at, or higher than, the respective Performance Group and Performance Universe medians for 8 of the 10 reported time periods.

With respect to the fund's performance on a market price basis, the Board noted that the fund achieved a range total return results that were variously at, higher, or lower than the Performance Group and Performance Universe medians for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund's 1-year yields for the past 10 annual periods were higher than the Performance Group and Performance Universe medians for 7 and 8 of the 10 reported annual periods, respectively.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by investment companies managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"). It was noted that each Similar Fund also was a closed-end fund, for which similar services to be provided by the Manager are required. The Board members analyzed differences in fees paid to the Manager and discussed the relationship of the management fees in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory and Administration Agreements bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's waiver of receipt of a portion of the management fee over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the Manager's undertaking to waive receipt of 0.10% of the fund's investment advisory fee through October 31, 2008, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

OFFICERS AND DIRECTORS

Dreyfus Strategic Municipals, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino
David W. Burke
William Hodding Carter, III
Gordon J. Davis
Joni Evans
Arnold S. Hiatt
Ehud Houminer
Richard C. Leone
Hans C. Mautner
Robin A. Melvin*
Burton N. Wallack
John E. Zuccotti*
Auction Preferred Stock Directors

Officers

President
    J. David Officer
Executive Vice President
    Phillip N. Maisano
Executive Vice President
    A. Paul Disdier
Vice President and Secretary
    Michael A. Rosenberg
Vice President and Assistant Secretaries
    James Bitetto
    Joni Lacks Charatan
    Joseph M. Chioffi
    Janette E. Farragher
    John B. Hammalian
    Robert R. Mullery
    Jeff Prusnofsky
Treasurer
    James Windels
Assistant Treasurers
    Richard Cassaro
    Gavin C. Reilly
    Robert Robol
    Robert Salviolo
    Robert Svagna

Officers (continued)

Chief Compliance Officer
    Joseph W. Connolly

Portfolio Managers:

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Trust of
New England, N.A.

Counsel

Stroock & Stroock & Lavan LLP

**Transfer Agent,
Dividend Disbursing Agent
and Registrar**

The Bank of New York (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

NYSE Symbol: LEO

Initial SEC Effective Date

9/23/87

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus Strategic Municipals, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)**

The Bank of New York
101 Barclay Street
New York, NY 10286

Ticker Symbol: LEO

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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